02024579
1-03788
Feb 28-02
MAR 2 1 2002
WASH, D.C.
354
SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2002

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

PROCESSED
APR 01 2002
THOMSON
FINANCIAL

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell"Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on February 8, 2002 it purchased 500,000 ordinary shares at a price of 56.30 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on February 8, 2002 it purchased for cancellation 3,547,951 ordinary shares at a price of 475.80 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 43,861,352 ordinary shares leaving ordinary shares outstanding in the market of 2,100,435,000. The "Shell"Transport and Trading Company, p.l.c. has repurchased a total of 199,884,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,743,625,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, February 11, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on February 12, 2002 it purchased 500,000 ordinary shares at a price of 56.69 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on February 12, 2002 it purchased for cancellation 2,400,000 ordinary shares at a price of 476.72 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 44,361,352 ordinary shares leaving ordinary shares outstanding in the market of 2,099,935,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 202,284,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,741,225,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, February 13, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 1 March 2002

Managing Director	General Attorney
(W. van de Vijver)	(R. van der Vlist)